Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen’s PG11047 Clinical Study Completes Enrolment

Brisbane, Australia, 6th April 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) are pleased to announce today that the PG11047 Phase Ib 7 arm, 172 patient combination study has completed patient enrolment.

This Study (number 47-01-002) is entitled “A Phase I Open label, Multicentre, Dose Escalation Study to determine the Maximum Tolerated Dose (MTD), Dose Limiting Toxicity (DLT), Safety and Pharmacokinetics of PG11047 when used in Individual Combinations with 1) Gemcitabine or 2) Docetaxel or 3) Bevacizumab or 4) Erlotinib or 5) Cisplatin or 6) 5- Flurouracil or 7) Sunitinib in Patients with Advanced Solid Tumours or Lymphoma”.

This is a significant study with 172 patients enrolled across 12 US Oncology sites.

The Primary Objective of this study was to determine the MTD and DLT of PG11047 when used in combination with other approved anti-cancer products and also to establish the recommended dose for future studies.

The Secondary Objective of the study was to establish the pharmacokinetics of PG11047 when used in each of the combinations assessed and to observe patients for any evidence of anti-tumour activity.

The patient data will now be analysed and a Clinical Study Report is expected in Q3 2011.

PG11047 is a novel, conformationally restricted analog of the natural polyamine, spermine that lowers cellular endogenous polyamine levels and competitively inhibits natural polyamine functions leading to cancer cell growth inhibition.

Close collaboration with our academic partners has also provided the opportunity to develop this drug in the epigenetic space. We have demonstrated that PG11047 works synergistically in combination with the histone deacetylase (HDAC) inhibitor Entinostat (MS-275); and with Vidaza (5-Azacytidine), a DNA methyltransferase (DNMT) inhibitor.

Progen has previously announced that it is planning to divest the cell proliferation and epigenetic assets including PG11047 as they are not part of its core program or focus.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.